Korea Electric Power Corporation
Monthly Power Sold Report

	Power Sold			Sales
*For Sep. 2005	(Gigawatt hours)			(In billions of Won)
Sector	Sep. 2004	Sep. 2005	Year on year growth	Sep. 2004	Sep. 2005	Year on year growth
Residential	4,642	4,887	5.3%	492	518	5.3%
Commercial	6,227	6,736	8.2%	633	669	5.8%
Educational	321	363	13.1%	30	34	12.5%
Industrial	13,665	14,496	6.1%	795	843	6.1%
Agricultural	590	628	6.4%	25	27	6.7%
Street-Lighting	189	205	8.7%	13	14	8.6%

Total	25,634	27,315	6.6%	1,988	2,105	5.9%

*From Jan. 2005	Power Sold			Sales
through Sep. 2005	(Gigawatt hours)			(In billions of Won)
Sector	Sep. 2004	Sep. 2005	Year on year growth	Sep. 2004	Sep. 2005	Year on year growth
Residential	49,326	51,980	5.4%	4,551	4,794	5.3%
Commercial	51,521	55,963	8.6%	5,033	5,369	6.7%
Educational	2,797	3,171	13.4%	252	285	13.2%
Industrial	123,734	129,691	4.8%	7,489	7,852	4.8%
Agricultural	4,907	5,336	8.7%	210	225	7.2%
Street-Lighting	1,699	1,859	9.4%	114	125	9.6%

Total	233,984	248,000	6.0%	17,649	18,650	5.7%

Disclaimer:
The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.